NEWS RELEASE


Investor Relations Contact
Allan E. Jordan
The Global Consulting Group
+1-646-284-9400
ajordan@hfgcg.com

         Retalix Calls Extraordinary Shareholder Meeting For Appointment
                            of New Outside Directors

Ra'anana, Israel, April 27, 2006 - Retalix(R) Ltd. (Nasdaq: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, announced today that, following the recent expiration of the final terms of its two statutory outside directors, an extraordinary meeting of its shareholders will be held on June 5, 2006 at 4 p.m. Israel time, at the offices of the Company, 10 Zarhin Street, Ra'anana, Israel. If a quorum is not present by 4:30 p.m. on the date of the meeting, the meeting will stand adjourned to June 12, 2006 at the same time and place. The record date for the meeting is May 3, 2006. The agenda of the meeting is as follows:

1. the election of David Bresler as an outside director for the three year period commencing on the date of the meeting; and
2. the election of Louis Berman as an outside director for the three year period commencing on the date of the meeting.

Items 1 and 2 each requires approval of a majority of the shares voted on the matter, including at least one third of the shares of non-controlling shareholders voted on the matter (unless the total number of shares of non-controlling shareholders voted against does not exceed one percent of the outstanding Ordinary Shares).

Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail, on or about May 4 2006, to shareholders that hold shares registered with the American Stock Transfer & Trust Company, including shares held via DTC members. Alternatively, pursuant to the Israeli Companies Regulations (Written Ballots and Position Notices), 5766-2005, shareholders are entitled to vote by way of a written ballot, the form of which )together with the relevant instructions( may be obtained on the website of the Israeli Securities Authorities at: http://www.magna.isa.gov.il, on the website of the Tel-Aviv Stock Exchange Ltd. at: http://maya.tase.co.il, or directly from the Company.

About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the web: www.retalix.com

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

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